QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In thousands except ratio amounts)

	Predecessor				Brand Energy & Infrastructure Services, Inc.
	Year Ended December 31, 2001		January 1, 2002 Through October 16, 2002		October 17, 2002 Through December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
EARNINGS:
Pretax income (loss)	$563		$9,753		$(2,961)	$(8,062)	$(9,226)	$(17,189)
Fixed charges	31,049		22,890		7,369	33,740	34,731	45,062
Earnings	31,612		32,643		4,408	25,678	25,505	27,873
FIXED CHARGES:
Interest expense	22,750		15,525		7,105	32,718	33,673	40,803
Interest portion of rental expense	991		789		264	1,022	1,058	1,921
Accretion of redeemable preferred stock dividend expense	7,308		6,576		—	—	—	2,338
Total fixed charges	$31,049		$22,890		$7,369	$33,740	$34,731	$45,062
Ratio of earnings to fixed charges and preferred stock dividends(1)	1.0	x	1.4	x	See footnote(1)	See footnote(1)	See footnote(1)	See footnote(1)

(1)
For the purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends of subsidiary, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases, amortization of debt issuance costs and accretion of preferred stock dividends of subsidiary. The deficiency of earnings to cover fixed charges for the period from October 17, 2002 through December 31, 2002, and for the years ended December 31, 2003, 2004 and 2005 was $2,961, $8,062, $9,226 and $17,189, respectively.

QuickLinks

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES RATIO OF EARNINGS TO FIXED CHARGES CALCULATION (In thousands except ratio amounts)